UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blue Apron Holdings, Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
09523Q309
(CUSIP Number)
Derek Anguilm c/o FreshRealm, Inc. 1330 Calle Avanzado San Clemente, CA 92673 (800) 264-1297 with a copy to: Jessica Asrat Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q309	13D
1	NAMES OF REPORTING PERSONS
FreshRealm, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,268,574 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,268,574 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,268,574 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 1,268,574 warrants to purchase Class A Common Stock, $0.0001 par value per share of Blue Apron Holdings, Inc., for a price of $0.01 per share, subject to certain vesting and transfer restrictions.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”), a Delaware corporation, with its principal executive offices located at 28 Liberty Street, New York, New York 10005.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by FreshRealm, Inc., a corporation formed under the laws of the state of Delaware (the “Reporting Person”). The executive officers and directors of the Reporting Person are listed on Annex A attached hereto, which is incorporated herein by reference.

(b) The address of the business office of the Reporting Person is 1330 Calle Avanzado, San Clemente, CA 92673.

(c) The principal business of the Reporting Person is a fresh-prepared meals provider to retail partners.

(d) During the last five years, the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

On June 9, 2023 (the “Closing Date”), the Issuer entered into definitive agreements with the Reporting Person, pursuant to which, among other things, the Issuer sold its production and fulfillment operational infrastructure to the Reporting Person and concurrently executed a ten (10) year production and fulfillment agreement under which the Reporting Person will be the exclusive supplier of the Issuer’s meal kits (such transactions, together with the related transactions contemplated thereby, the “Transaction”).

On the Closing Date, the Issuer, Blue Apron, LLC, the Issuer’s wholly owned subsidiary (“Blue Apron”), and the Reporting Person entered into an asset purchase agreement (the “Asset Purchase Agreement”), pursuant to which the Reporting Person purchased certain assets of the Issuer relating to the Issuer’s production and fulfillment operations (the “P&F Business”) conducted by the Issuer at its fulfillment facilities located in Linden, New Jersey and Richmond, California (together, the “Facilities”). Pursuant to the Asset Purchase Agreement, on the Closing Date, (i) Blue Apron transferred to the Reporting Person various assets used in the P&F Business including, among others, certain of Blue Apron’s inventory and consumable supplies and the rights under warranties and indemnities related thereto, identified transferred contracts (the “Transferred Contracts”), furnishings and equipment at the Facilities, permits, books and records relating to the P&F Business, and intellectual property, including certain know-how, business IT systems and related goodwill arising out of such assets or the P&F Business (such assets, the “Purchased Assets”); (ii) Blue Apron retained various assets including certain of Blue Apron’s prepaid expenses, intellectual property, excluded contracts, the assets relating to the Company’s wine business and e-commerce marketplace business, and other assets unrelated to the P&F Business, including assets relating to the Company’s culinary, marketing and digital product, and customer service operations (such assets, the “Excluded Assets”); (iii) the Reporting Person assumed certain liabilities, including liabilities relating to the ownership or use of the Purchased Assets after the Closing Date, the employment of the Relevant Team Employees (as defined in the Asset Purchase Agreement) after the Closing Date, and obligations under the Transferred Contracts; and (iv) Blue Apron retained certain liabilities, including trade payables in connection with the P&F Business prior to the Closing Date, liabilities relating to operation of the P&F Business prior to the Closing Date, and liabilities relating to the Excluded Assets.

As consideration for the Transaction, on the Closing Date, the Reporting Person paid to Blue Apron an amount in cash equal to $28,500,000, less $3,500,000, which was paid to Blue Apron in the form of a seller note, less an amount equal to all vacation time, sick time and other paid time off accrued by Relevant Team Employees in connection with the Transaction (the “Closing Payment”). In addition, (i) the Closing Payment is subject to adjustment post- closing and (ii) the Reporting Person has agreed to pay certain additional milestone and earnout payment, in each case as described in the Issuer’s Form 8-K filed on June 12, 2023.

In connection with the execution of the Asset Purchase Agreement, and in consideration for the Transaction, the Issuer simultaneously issued to the Reporting Person a warrant (the “Warrant”) to purchase 1,268,574 shares of the Issuer’s Class A Common Stock, at an exercise price of $0.01 per share, which represent 19.9% of the Issuer’s outstanding Class A Common Stock as of the Closing Date. The number of shares of Class A Common Stock underlying the Warrant was determined based on the outstanding Class A Common Stock following the 1-for-12 reverse stock split implemented on June 7, 2023. Immediately following the 1-for-12 reverse stock split on June 7, 2023, there were 6,374,744 shares of Class A Common Stock outstanding. The Warrant is subject to vesting and other restrictions, as described below in Item 6.

The source of funds required for the transactions described above were from the proceeds of an equity financing by the Reporting Person.

The foregoing descriptions of the Asset Purchase Agreement and Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits A and B hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired its interest in the Issuer for investment purposes and in connection with the transactions described above and reviews its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the contractual restrictions in the Warrant (including the vesting and standstill described in Item 6 below), the Issuer’s financial position, results of operations, price levels of the Class A Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take or propose to take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional shares of Class A Common Stock (or other securities of or interests in the Issuer) or disposing of all or a portion of the shares of Class A Common Stock (or other securities of or interests in the Issuer) beneficially owned in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Person’s economic interest in or control over the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Person and, to the best knowledge of the Reporting Person, each of the other individuals named in Item 2 above, has no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). Calculations of the percentage of shares of Class A Common Stock beneficially owned assumes that there were 6,374,744 shares of Class A Common Stock outstanding as of June 7, 2023, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2023, and takes into account the Class A Common Stock underlying the Warrant beneficially owned by the Reporting Person.

As of the date hereof, the Reporting Person directly holds a Warrant to purchase up to 1,268,574 shares of Class A Common Stock, representing 16.6% of the outstanding shares of Class A Common Stock. The Warrant has an exercise price equal to $0.01 per share, will vest on December 9, 2024, subject to certain earlier vesting conditions, and expires on June 9, 2030.

(c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Warrant

On the Closing Date, in connection with the execution of the Asset Purchase Agreement, and in consideration for the Transaction, the Issuer simultaneously issued to the Reporting Person a Warrant to purchase 1,268,574 shares of the Issuer’s Class A Common Stock, at an exercise price of $0.01 per share.

Prior to the seventh (7th) anniversary of the Closing Date of the Transaction, the Warrant is exercisable at any time on or after the earlier to occur of (i) the expiration of the Standstill/Lock-up Period (as defined below) and (ii) the delisting of the Class A Common Stock from the New York Stock Exchange; provided that if the Class A Common Stock is concurrently listed on another Trading Market (as defined in the Warrant) within ninety (90) days after such delisting, the Warrant will not become exercisable pursuant to clause (ii). Subject to the terms of the Warrant, the number of shares issuable upon exercise of the Warrant and the exercise price will be subject to adjustment in certain events, including (i) dividends or distributions of shares of Class A Common Stock, (ii) splits, subdivisions, combinations and certain reclassifications of shares of Class A Common Stock, or (iii) distributions of assets other than Class A Common Stock.

Pursuant to the terms of the Warrant, the Issuer will not effect the exercise of the Warrant, and the holder will not be entitled to exercise any portion of the Warrant, that, upon giving effect to such exercise, the aggregate number of shares of Class A Common Stock beneficially owned by the holder (together with its affiliates) would exceed 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, which percentage may be changed at the holders election to a lower percentage upon sixty-one (61) days’ notice to the Issuer, subject to the terms of the Warrant.

In addition, pursuant to the terms of the Warrant, the holder will not, and will not cause any direct or indirect affiliate to, for a period beginning on the issuance date of the Warrant and ending eighteen (18) months after the issuance date of the Warrant (the “Standstill/Lock-up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, the Warrant or the shares of Class A Common Stock issuable upon exercise of the Warrant ( the “Warrant Shares”), (ii) enter into any hedging, swap or other agreement or transaction that would transfer, in whole or in part, any of the economic consequences of the Warrant or Warrant Shares, whether any such transaction described in clauses (i) or (ii) is to be settled by delivery of the Warrant or Warrant Shares, in cash or otherwise, (iii) make any demand for or exercise any right under the Registration Rights Agreement (as defined below) or otherwise with respect to the registration of the Warrant or Warrant Shares, or (iv) publicly disclose the intention to do any of the foregoing, except as permitted by certain exceptions set forth in the Warrant.

Registration Rights Agreement

In connection with the execution of the Asset Purchase Agreement, the Issuer and the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to the Warrant Shares, pursuant to which the Issuer agreed, among other things, to file a registration statement (the “Shelf Registration Statement”) with the Securities and Exchange Commission, (i) following expiration of the Standstill/Lock-up Period, within thirty (30) days of the date requested by the Reporting Person and (ii) on such other date as mutually agreed by the Issuer and the Reporting Person, covering the resale of the Warrant Shares issued to the Reporting Person under the Warrant. Further, at any time following the expiration of the Standstill/Lock-up Period that the Shelf Registration Statement is not effective, subject to the terms and conditions of the Registration Rights Agreement, the Issuer is required upon a demand by the Reporting Person to file and cause to be declared effective a shelf registration statement registering the resale of the Warrant Shares, provided that the Reporting Person is entitled to no more than two (2) such demands in any twelve (12) month period. The Reporting Person will otherwise be entitled to an aggregate of three (3) demands for underwritten offerings and other take-downs. In addition, the Registration Rights Agreement provides certain piggyback registration rights to the Reporting Person following expiration of the Standstill/Lock-up Period.

The foregoing descriptions of the Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits B and C hereto and incorporated herein by reference.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit A	Asset Purchase Agreement (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed June 12, 2023)
Exhibit B	Form of Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed June 12, 2023)
Exhibit C	Registration Rights Agreement (incorporated herein by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed June 12, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023
FRESHREALM, INC.

	By:	/s/ Derek Anguilm
Name: Derek Anguilm Title: Chief Financial Officer

Annex A

Executive Officers and Directors of FreshRealm, Inc.

The following sets forth the name and principal occupation of each of the executive officers and directors of FreshRealm, Inc. Each of such persons has a principal business address of 1330 Calle Avanzado, San Clemente, CA 92673 and is a citizen of the United States other than Neill King, who is a citizen of Britain.

OFFICERS:

Name	Present Principal Occupation or Employment
Michael Lippold	Chief Executive Officer of FreshRealm, Inc.
Neill King	Chief Operating Officer of FreshRealm, Inc.
Rob Law	Chief Strategy Officer of FreshRealm, Inc.
Derek Anguilm	Chief Financial Officer of FreshRealm, Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Michael Lippold	Chief Executive Officer of FreshRealm, Inc.
Kenneth Catchot	Retired
Peter Hajas	Chief Executive Officer and Chief Investment Officer Apex Financial Options, LLC
Snow Le	Investor